Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Nigeria: first production of Amenam/Kpono and start up of a new floating storage and offloading facility

Paris — July 15, 2003 — Total announces the start of production of the Amenam/Kpono field operated by its subsidiary Elf Petroleum Nigeria Limited (EPNL) that will produce 125,000 barrels of oil per day once it reaches peak production.

The field is located 30 km offshore in a water depth of 40 meters and straddles two concession areas, Oil Mining Lease (OML) 99 operated by EPNL and OML 70 operated by Mobil Producing Nigeria Unlimited, a subsidiary of ExxonMobil.

EPNL, operator with a 30.4% interest, is partnered with the Nigerian National Petroleum Corporation (NNPC) and Mobil Producing Nigeria.

Furthermore, the NNPC/EPNL joint venture (NNPC 60%, EPNL 40% operator) has put into place a new floating storage and offloading (FSO) facility, replacing the FSO Domy, that collects production from Amenam/Kpono as well as from Odudu and Ofon located respectively in OML 100 and 102. The new FSO Unity has a storage capacity of more than 2.4 million barrels of oil.

The combined investment for these two projects is $1.4 billion.

“We are proud to bring this important project on-stream on-time and within budget. Amenam/Kpono fits within the Group’s strategy of increasing production by an average of 5% annually over the next 5 years”, declares Christophe de Margerie Total’s President Exploration and Production

“It was extremely important for us to contribute to local communities,” continues Mr. de Margerie. “We worked closely with international non-governmental organisations to put into place sustainable development programmes that would provide long-standing and tangible benefits for the people of Nigeria.”

In line with Total’s environmental policies, there will be no gas flaring. Associated gas will be re-injected and in a second phase part of this associated gas will be transferred to the Nigerian liquefied natural gas (LNG) Bonny plant for export.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com

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